August 9, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Joshua Ravitz

Re:

BMW FS Securities LLC (the “Registrant”) Registration Statement on Form S-3, File No. 333-133845

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 10:00 a.m., Eastern Standard Time, on Friday, August 11, 2006, or as soon as thereafter as practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

BMW FS SECURITIES LLC, as Registrant

By:   /s/ Edward A. Robinson__________

Name: Edward A. Robinson

Title:   President

By:   /s/ Kerstin Zerbst________________

Name: Kerstin Zerbst

Title:   Vice President - Finance